Asya S. Alexandrovich | 617 210 6820 | aalexandrovich@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
April 3, 2009
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Riegel, Esq.
Re:	OXiGENE, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 25, 2009 File No. 0-21990
Ladies and Gentlemen:
          On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated April 1, 2009 from Jeffrey Riedler of the Staff to James B. Murphy, the Company’s Vice President and Chief Financial Officer (the “Comment Letter”).
          As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
General
          1. Comment: Please revise to disclose whether you currently have, or do not have, any plans to issue any of the additional authorized but unissued shares that would be available as a result of the approval of any of the amendments to the Restated Certificate of Incorporation, including the increase in authorized shares of common and preferred stock and the additional authorized shares available as a result of the reverse stock split.
          Response: In response to the Staff’s comment, the Company has deleted the third sentence in the third paragraph under Proposal 2 on page 8 and replaced it with the following sentence.
          “We currently have no specific understandings, arrangements, agreements or other plans to issue, in connection with future acquisitions, financings or otherwise, any of the additional
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 3, 2009

authorized but unissued shares that would be available as a result of the proposed increase in the number of authorized shares of our common stock.”
          In addition, the Company has added disclosure to the effect that it has no present plans to issue any shares of preferred stock in the paragraph provided below in response to Comment 2.
          The Company has also added the following sentence at the end of the first full paragraph on page 10 under Proposal 4.
          “We currently have no specific understandings, arrangements, agreements or other plans to issue, in connection with future acquisitions, financings or otherwise, any of the unissued and currently-authorized shares that would become available as a result of the proposed approval and actual implementation of the reverse stock split of our common stock.”
Proposal 3, page 9
          2. Comment: Please revise your disclosure to include a discussion of the ramifications of blank check preferred stock.
          Response: In response to the Staff’s comment, the Company has deleted the third paragraph under Proposal 3 on page 9 and replaced it with the following paragraph.
          “Shares of preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. We will not solicit further authorization by vote of the stockholders for the issuance of the preferred stock proposed to be authorized, except as required by law, regulatory authorities or rules of the NASDAQ Stock Market or any other stock exchange on which our shares may then be listed. Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Any preferred stock issued by us in the future will have no more than one vote per share and will not be issued specifically for anti-takeover purposes. Although we have no present plans to issue any shares of preferred stock for any purpose, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.”
Proposal 4, page 9
          3. Comment: Please disclose the number of shares that will be outstanding and authorized following the reverse split assuming a 1:2 reverse split and a 1:10 reverse split.
          Response: In response to the Staff’s comment, the Company has added the following paragraph after the first paragraph on page 12 under Proposal 4.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 3, 2009

          “The following table sets forth the numbers of shares of our common stock that would be issued and outstanding, authorized and available for issuance following the reverse stock split assuming a 1:2 reverse split and a 1:10 reverse split. The numbers in the table below are based on the 100,000,000 shares of common stock currently authorized and approximately 46,148,325 shares of our common stock issued and outstanding (excluding treasury shares) and approximately 3,367,625 shares reserved for issuance upon the conversion of existing securities and exercise of options or warrants granted under our various stock-based plans and certain agreements as of March 20, 2009.

	Shares Issued and		Shares Available
Reverse Stock Split Ratio	Outstanding	Shares Authorized	for Issuance
1:2	23,074,162	100,000,000	75,242,026
1:10	4,614,832	100,000,000	95,048,406

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 3, 2009

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Sincerely,
/s/ Asya S. Alexandrovich
Asya S. Alexandrovich

cc:	Securities and Exchange Commission Jeffrey Riedler, Esq. Jennifer Riegel, Esq.

OXiGENE, Inc.
Mr. John A. Kollins Mr. James B. Murphy

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq. Megan N. Gates, Esq.